Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2007

Mr. John J. Leahy
Chief Financial Officer, Executive President
And Principal Accounting Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, MA 01653

Re: The Hanover Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File Number: 001-13754

Dear Mr. Leahy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief